

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 20, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-20-2007

Re: Washington Mutual, Inc.
Incoming letter dated December 22, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Washington Mutual by Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230


07042314

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

rmueller@gibsondunn.com

December 22, 2006

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 95206-00128

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposals of Sydney K. Kay, Ph.D.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Washington Mutual, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") two shareholder proposals (collectively, the "Proposals") received from Sydney K. Kay, Ph.D. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to the Company for consideration at the 2007 Annual Shareholders Meeting;

- Rule 14a-8(i)(3), because the Proposals are vague and indefinite; and

- Rule 14a-8(i)(8), because the Proposals relate to the election of directors and would disqualify at least 12 of the 13 directors on the Company's current Board of Directors, all of whom are expected to be nominated in the 2007 Proxy Materials, from being elected at the 2007 Annual Shareholders Meeting.

Alternatively, if the Staff does not concur that the Proposals may be excluded on any of these bases, the Company requests the Staff's concurrence that the Proposals may be excluded pursuant to Rule 14a-8(i)(1), because the Proposals are not proper subjects for action by the Company's shareholders under Washington law.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(c) and Rule 14a-8(f) Because They Constitute Multiple Proposals.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, despite proper notice of this procedural deficiency from the Company, the Proponent submitted multiple shareholder proposals for inclusion in the 2007 Proxy Materials. Thus, the Company believes that it may exclude the Proposals under Rule 14a-8(f) because the Proposals do not satisfy Rule 14a-8(c).

A. Background

On November 16, 2006, the Company received a letter from the Proponent that included numerous shareholder proposals on a variety of subjects (the "Initial Proposals") for inclusion in the 2007 Proxy Materials. *See* Exhibit A. Accordingly, in a letter dated November 29, 2006, which was sent within 14 calendar days of the Company's receipt of the Proponent's submission, the Company informed the Proponent of the requirements of Rule 14a-8 and requested that the Proponent cure the various procedural deficiencies (the "Deficiency Notice"). *See* Exhibit B.

Among other things, the Deficiency Notice informed the Proponent that Rule 14a-8(c) permits a shareholder to submit no more than one proposal for a particular meeting, and requested that the Proponent modify the submission to reduce the number of proposals to one. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Company transmitted the Deficiency Notice to the Proponent by overnight delivery, and the Company's records confirm that the Proponent received the Deficiency Notice on November 30, 2006. Thus, the Company satisfied its obligations under Rule 14a-8(f) by providing the Proponent with a Deficiency Notice that was both received by the Proponent in a timely manner and provided instructions as to how the Proponent might cure the procedural defects.

On November 30, 2006, the Company received a letter from the Proponent in response to the Deficiency Notice. *See* Exhibit C. The Proponent revised the Initial Proposals and included in the response the Proposals, which consist of two separate and distinct shareholder proposals. The Proposals differ in both language and substance:

- The first of the Proposals focuses on director independence and states, "WHEREAS Salaried employees shall NOT qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body*" (the "First Proposal"). (*emphasis in original*). Although this Proposal is phrased as a recital, it operates as a proposal under Rule 14a-8(a) because it proposes a course of action: an independence standard for director nominees.

- The second of the Proposals focuses on director stock ownership guidelines and states, "RESOLVED That all Director Nominees must be: (1) Individual Investors who shall, *for at least the past three (3) years,* have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or (2) Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated" (the "Second Proposal"). (*emphasis in original*).

B. Discussion

As noted above, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission.[1] In applying the "one proposal" standard in this context, the Staff has distinguished

[1] *See, e.g., American Electric Power* (avail. Jan. 2, 2001) (permitting exclusion of multiple proposals regarding director tenure and compensation, and frequency of board meetings); *IGEN Int'l, Inc.* (avail. Jul. 3, 2000) (permitting exclusion of multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings).

between a multi-prong proposal where each element relates to a single concept[2] and multiple proposals addressing distinct standards or actions. When a single submission involves distinct actions or topics, the Staff has concurred that the proposals may be excluded even if they relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (avail. Mar. 10, 1998) (proposals to eliminate classified board and establish "independent lead director" excludable); *Allstate Corp.* (avail. Jan. 29, 1997) (permitting exclusion of proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting). Indeed, the Staff frequently has concurred with the exclusion of multiple proposals within the same submission addressing the election of directors. Recently, for example, in *HealthSouth Corp.* (avail. Mar. 28, 2006), the Staff concurred that a submission proposing to grant shareholders the power to increase the size of the board and to fill any director vacancies created by the increase consisted of two proposals. *See also Torotel, Inc.* (avail. Nov. 1, 2006) (permitting exclusion of six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including three addressing the number, election, and classification of directors); *Enova Corp.* (avail. Feb. 9, 1998) (concurring that the company could exclude proposals to elect the entire board annually and appoint an "independent lead director").

Here, although both of the Proposals relate to the general topic of nominees to the Board, they in fact would establish distinct and unrelated criteria for election. The First Proposal would prevent "salaried employees" from serving on the Board of Directors and, thus, is focused on director independence. The Second Proposal would establish stock ownership guidelines for "Director Nominees." In this regard, the Proposals are substantially similar to the shareholder proposals in *Fotoball, Inc.* (avail. May 6, 1997), which the Staff concurred were excludable pursuant to the predecessor to Rule 14a-8(c). In *Fotoball*, the Staff's response letter described the proposal as having "three parts":

> The first part recommends that all persons elected or appointed to the board beneficially own at least 10,000 shares of the Company's stock . . . . The second part recommends that all directors be paid in the form of common stock or options. The third part recommends that non-employee directors should perform no other services for the Company for compensation.

The Proposals here impose requirements substantially identical to those of the first and third proposals in *Fotoball*—that is, they require certain minimum levels of stock ownership by directors and prohibit employees from serving as directors. Moreover, the Proposals address substantially different criteria for director nominees. Thus, it would be possible for nominees to satisfy one of the Proposals and not the other. For example, a Company executive could satisfy

---

[2] *See Computer Horizons Corp.* (avail. Apr. 1, 1993) (declining to concur with exclusion because "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses").

the stock ownership standard under the first prong of the Second Proposal based on his or her individual ownership of the Company's stock, or could satisfy the "holding or representing" standard under the Second Proposal if the executive is also a trustee of a Company pension plan that holds Company stock. Thus, as with the proposals in *Fotoball*, the Proposals here constitute separate and distinct topics.

In summary, despite clear and timely notice from the Company regarding the requirements of Rule 14a-8(c) and a request that the Proponent reduce the submission to a single proposal, the Proponent submitted two separate and distinct shareholder proposals, addressing different topics relating to the election of directors. These Proposals are not united by a single concept. Accordingly, consistent with the positions taken by the Staff in *Fotoball*, *Enova*, and elsewhere, we believe that the Proposals may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f).

II. The Proposals May Be Excluded Under Rule 14a-8(i)(3) Because They Are Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The First Proposal is vague and misleading because it is phrased as a recital, but in fact constitutes a separate and distinct condition for director nominees that is not related to the Second Proposal. Specifically, the seventh "WHEREAS" clause states that "[s]alaried employees shall NOT qualify as Director Nominees . . . ." Thus, some shareholders considering the Proponent's submission might not consider this statement as part of the matter on which they are voting, whereas others might correctly see it as a separate and distinct mandate from the Second Proposal.

The Second Proposal contains a number of vague and possibly misleading provisions:

- The Second Proposal provides that all director nominees must satisfy one of two stock ownership standards. The first is that they must be "Individual Investors who shall, for at least the past three (3) years, have been and currently are" owners of a certain dollar value of Company shares. This proposal does not specify when one tests the "three (3) year" and "currently" ownership standards. For example, it is unclear whether potential director nominees must satisfy the standards at the time of the Company's 2007 Annual Shareholders Meeting (when the Proponent requests that this matter be voted on), whether the standards must be satisfied at the time that the individual is nominated, or whether the standards must be satisfied at the time that shareholders vote on a nominee's election. Because the Second Proposal fails to provide any indication, a reasonable shareholder might interpret the Proposal in any of these disparate ways. Similarly, the Company and its shareholders cannot ascertain whether under the second prong of the stock ownership standard director nominees "from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" must have held "at least two million (2,000,000) voting shares in the corporation" as of the date that the director nominee is nominated, is elected or at some other point in time.

- Similarly, the Second Proposal does not specify how and when the five million dollar ($5,000,000) ownership standard is measured: must the nominee have owned stock worth that much during the entire three-year period, or must the nominee own shares that are "currently" worth that amount, regardless of whether the value of those shares was less than $5,000,000 at some point during the "past three years?" It also is unclear whether this threshold is based on the price that the individual paid to purchase the shares, or the closing price, highest trading price or lowest trading price of the Company's shares as of some specified date.

- The Second Proposal refers to "[i]ndividuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" but provides no guidance as to what it means to be "from" such an institution. Does this reference include only individuals who currently work for these institutions in some capacity? Or, alternatively, does it encompass a larger category of individuals, such as any individual designated by such an entity, or a former employee or director who was lured "from" the institution to seek a seat on the Company's Board? Because the Proposal fails to specifically define the class of representatives who satisfy its ownership requirements, shareholders cannot ascertain with reasonable certainty precisely what qualifications they are voting whether to impose. Accordingly, the Second Proposal is inherently vague, and therefore, misleading.

Finally, both Proposals (as well as the supporting statements) are vague and potentially misleading in that they do not specify how broadly the independence and stock ownership criteria are to apply. Specifically, it is unclear whether the Proposals (1) require that all nominees to the Company's Board not be Company employees and own or represent the referenced amounts of the Company's stock, (2) require that all nominees to the Company's Board be individuals who satisfy the independence and stock ownership criteria with respect to every corporate board on which the individual serves, or (3) represent a policy statement that applies to all director nominees at all public corporations. This vagueness arises from the fact that the Proposals make no reference to the Company. They refer, respectively, to "Director Nominees" and to "all Director Nominees," but fail to define either of these terms. Likewise, the supporting statements do not refer to the Company, but instead refer to corporations generally, "Most corporate Boards in the United States" and directors being aligned "toward the Chairmen-CEOs who nominated them." Likewise, the Second Proposal refers to "the corporation's shares," but does not identify "the corporation" other than to say "voting shares in the corporation to which they seek to be nominated." As a result of this vague and generalized language in the Proposals, shareholders have no guidance as to how the independence and stock ownership standards under the Proposals would be applied.

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of shareholder proposals that "appear[] directed at the subject of director qualifications [but] include[] criteria toward that object that are vague and indefinite." *Norfolk Southern Corp.* (avail. Feb. 13, 2002). For example, in *Capital One Financial Corp.* (avail. Feb. 7, 2003), the Staff concurred that a proposal asking that the board adopt a written policy that any board member receiving remuneration from the company, other than director's fees, in excess of $60,000 be considered an employee was vague and indefinite and, thus, excludable under Rule 14a-8(i)(3). The Second Proposal is particularly similar to the shareholder proposal considered in *Capital One Financial* because both contain quantitative thresholds without providing necessary guidance on how to interpret such qualifications. Similarly, in *Norfolk Southern Corp.*, the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal asking that director candidates have "solid background, experience and records of demonstrated performance in key managerial positions within the transportation industry." *See also Coca-Cola Co.* (avail. Jan. 30, 2002) (proposal stating that an "ordinary person" that satisfied other criteria should be on the company's board of directors); *Exxon Corp.* (avail. Jan. 29, 1992) (proposal asking that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money").

The absence of clarity and detail behind the specific standards set forth in the Proposals distinguish them from other shareholder proposals that contain general terms and phrases but that still convey the proponent's intent. For example, in *ConocoPhillips* (avail. Feb. 24, 2005), the Staff did not concur with exclusion of a proposal asking the company to select and recommend director candidates with the "highest personal and petroleum qualifications, integrity and values," as the proposed director qualifications contained general terms that still conveyed the proponent's intended objective (*e.g.*, "no conflicts of interest" and "integrity and values"). In contrast, the Proposals here—like the shareholder proposals at issue in *Capital One Financial* and *Norfolk Southern*—set forth specific criteria but lack necessary clarity as to how the criteria are to operate, likely resulting in the Company and shareholders envisioning different actions with respect to implementation of the Proposals.

In summary, the Proposals are similar to the shareholder proposals considered in *Capital One Financial* and *Norfolk Southern* because they seek to establish specific criteria for "Director Nominees" without providing necessary guidance on how to interpret such criteria. Accordingly, we believe that the Proposals may be excluded under Rule 14a-8(i)(3) because they are so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures" the Proposals require.

III. The Proposals May Be Excluded Under Rule 14a-8(i)(8) Because They Relate to the Election of Directors.

The Proposals may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body", as the Proposals would result in disqualifying at least 12 of the 13 directors on the Company's current Board, all of whom are expected to be nominated for re-election to the Board in 2007, from being elected at the 2007 Annual Shareholders Meeting.

Currently neither the Company's Articles of Incorporation nor its Bylaws impose any qualifications or restrictions on those whom the shareholders may elect as directors. The Proposals would require nominees to the Company's Board to be (1) individuals who are not salaried employees and (2) individuals who either (A) own currently, and have owned for at least three years, $5,000,000 of stock, or (B) are from certain institutions that hold or represent 2,000,000 voting shares. The Proposals are not drafted prospectively, and therefore would apply to the director nominees in the 2007 Proxy Materials. By imposing such qualifications on the director nominees, the Proposals clearly address the nomination and election of at least 12 of the 13 directors on the Company's current Board, all of whom are expected to be nominated for election at the 2007 Shareholders Meeting.

The Staff has consistently taken the position that proposals setting forth qualifications for directors that would disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement. *See Peabody Energy Corp.* (avail. Mar. 4, 2005) (proposal to require board to adopt a policy of nominating "independent directors" which would constitute two-thirds of the board); *Raytheon Co.* (avail. Mar. 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (avail. Mar. 25, 1992) (proposal requesting board amend bylaws to provide for board to consist of majority of "independent directors"); *Waste Management. Inc.* (avail. Mar. 8, 1991) (proposal to require the board to consist of a majority of independent directors); *Dillard Department Stores, Inc.*, (avail. Mar. 7, 1991) (proposal to require the board to consist of a majority of independent directors); *PacifiCorp* (avail. Mar. 3, 1989) (proposal to establish a minimum share ownership requirement for directors).

Because the Proposals would disqualify at least 12 of the 13 directors expected to be nominated in the 2007 Proxy Materials from being elected at the 2007 Annual Shareholders Meeting, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised so as to apply only to future director elections and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

IV. The Proposals May Be Excluded Under Rule 14a-8(i)(1) Because They Are Not Proper Subjects for Action by Shareholders Under Washington Law.

The Proposals may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareholder proposal if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As phrased, the Proposals direct that "Director Nominees" must meet two different standards. The Company's Board of Directors, as required under New York Stock Exchange listing standards, has a Governance Committee that is composed entirely of independent directors who are responsible for selecting, or recommending that the Board select, director nominees for election or reelection as directors at each Annual Meeting of Shareholders. Because the Proposals are not stated in precatory language, they would mandate that the independent directors who serve on the Company's Governance Committee and the Board itself take certain actions—*i.e.*, only nominate director candidates who are not salaried employees and who satisfy the specified stock ownership requirements.

The Company is incorporated under Washington law. Section 23B.08.010(2) of the Revised Code of Washington provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors" subject to any limitation specified its articles of incorporation. Further, each director is required to discharge his or her duties as a director "(a) [i]n good faith; (b) [w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) [i]n a manner the director reasonably believes to be in the best interests of the corporation." Revised Code of Washington, § 23B.08.300(l). Consequently, because the Proposals do not allow the Company's Board to exercise its judgment in managing the Company—that is, they expressly prohibit the Board from setting alternative policies regarding director nominees—they are not a proper subject for action by shareholders under the laws of Washington.

The Staff consistently has concurred with the view that a shareholder proposal that mandates or directs a company's board of directors to take specific action is inconsistent with the authority granted to a board of directors under state law and therefore violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff permitted the exclusion of a shareholder proposal mandating that none of the five highest paid executives receive future stock options, if the proponent failed to recast the proposal as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (allowing exclusion of a proposal requiring the board of directors to split a corporation into distinct entities, if not recast as a recommendation or request); *Phillips Petroleum Co. (Quintas)* (avail. Mar. 13, 2002) (a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted under Rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, if the proponent did not recast as a recommendation or request).

Because the Proposals prohibit the Company's Board from exercising its judgment in managing the Company, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised as recommendations or requests and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2007 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Christopher J. Bellavia, First Vice President and Counsel at the Company, at (206) 500-4337.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: Christopher J. Bellavia, Washington Mutual, Inc.
Sydney K. Kay, Ph.D.

100136984_2.DOC

EXHIBIT A

Sydney K Kay, Ph.D.

5718 Harvest Hill Road **Dallas, TX 75230-1253**

972 458-2545


RECEIVED
NOV 16 2006
LEGAL DEPARTMENT

William L. Lynch, Secretary
Washington Mutual
1201 Third Avenue, WMT 1706
Seattle, WA 98101

13 November 2006

Dear Mr. Lynch:

I would like the following Proposal, "Qualifications for Director Nominees", included in the proxy Statement for the 2007 Annual Meeting of Stockholders.

Sincerely,



Sydney K. Kay, Ph.D.

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall be a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That there shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

EXHIBIT B

 WaMu®

Legal Department
WMC 3501

(206) 500-4337 direct phone
(206) 377-2230 fax

November 29, 2006

VIA OVERNIGHT DELIVERY

Dr. Sydney K. Kay, Ph.D
5718 Harvest Hill Road
Dallas, TX 75230-1253

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Dear Dr. Kay:

On behalf of Washington Mutual, Inc., I am sending this letter in accordance with the requirements of Securities and Exchange (SEC) Rule 14-a-8, which governs shareholder proposals. Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your shareholder proposal, as well as the time frame for your response. Accordingly, we wish to advise you that the SEC has set forth certain procedural and eligibility requirements for shareholders seeking to submit proposals. Specifically, Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

We believe that your submission titled "Qualifications for Director Nominees" includes more than one proposal. In accordance with SEC rules, we hereby provide you with the opportunity to reduce to the limit required by Rule 14a-8(c) the number of proposals submitted by you for consideration at Washington Mutual's 2007 Annual Meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please address your response to me at: 1301 Second Avenue, WMC3501, Seattle, Washington 98101. Alternatively, you may transmit any response by facsimile to me at (206) 377-2230. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Christopher J. Bellavia

Enclosure

::ODMA\PCDOCS\DOCSSEA\1446571\1

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

Exhibit C

Sydney K Kay, Ph.D.

5718 Harvest Hill Road Dallas, TX 75230-1253

972 458-2545
dr.s.kay@sbcglobal.net

Christopher J. Bellavia
Washington Mutual, Inc.
1301 Second Avenue
WMC 3501
Seattle, Washington 98101

30 November 2006

Dear Mr Bellavia:

I received your Fed Ex letter of the 29th on the 30th! Now, *that's FAST!* I'm pleased since I'm a shareholder in Fed Ex....and UPS. Thank you so much for informing me of Rule 14a-8 on ONE proposal for a shareholder's meeting. In re-reading my Proposal, I found I had THREE subjects that merited individual proposals! YOU CAN'T DO THAT, Sydney! So, I revised my Proposal so that it deals with ONE subject only: Qualifications for Director Nominees.

I have owned shares in FedEx since March 10, 2004, so I believe that I have continuously owned at least $2,000 in market value of FedEx's common stock that would be entitled to be voted on my proposal for least one year by the day I submitted the proposal. I will continue ownership of the shares through the date of the 2007 Annual Meeting and beyond.

I believe that a perusal of my account will verify and substantiate what I have written.

Very sincerely,

Sydney K. Kay, Ph.D. to

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Chairmen-CEOs, with the power vested in one person, can, and have, appointed their own Boards of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries.... and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most corporate Boards in the United States consist of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have or had the power to nominate *their own* Boards of Directors;

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year.

WHEREAS Salaried employees shall NOT qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or

2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.

Sydney K Kay, Ph.D.

5718 Harvest Hill Road

Dallas, TX 75230-1253

972 458-2545

dr.s.kay@sbcglobal.net

Christopher J. Bellavia
Washington Mutual, Inc.
1301 Second Avenue
WMC 3501
Seattle, Washington 98101

4 December 2006

Dear Mr Bellavia:

Just after Faxing an earlier letter to you, I realized that I had "messed up" Fed Ex with Washington Mutual!!!!!, so here is my corrected letter:

I received your Fed Ex letter of the 29th on the 30th! Now, *that's FAST!* I'm pleased since I'm a shareholder in Fed Ex....and UPS. Thank you so much for informing me of Rule 14a-8 on ONE proposal for a shareholder's meeting. In re-reading my Proposal, I found I had THREE subjects that merited individual proposals! YOU CAN'T DO THAT, Sydney! So, I revised my Proposal so that it deals with ONE subject only: Qualifications for Director Nominees.

I have owned shares in Washington Mutual since February 22, 2002, so I believe that I have continuously owned at least $2,000 in market value of Washington Mutual's common stock that would be entitled to be voted on my proposal for least one year by the day I submitted the proposal. I will continue ownership of the shares through the date of the 2007 Annual Meeting and beyond.

I believe that a perusal of my account will verify and substantiate what I have written.

Please forgive my mix up!

Very sincerely,

Sydney K. Kay, Ph.D.

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall be a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That there shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or
2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Washington Mutual, Inc.
Incoming letter dated December 22, 2006

The proposal relates to requiring that no salaried employee shall be a director nominee and that each nominee for director of the company be an individual who shall, for at least the past three years, have been, and currently be the sole owner of at least five million dollars of company shares and/or an individual from mutual, pension, state treasury funds, foundations or brokerages holding or representing at least two million voting shares in the company.

We are unable to concur in your view that Washington Mutual may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Washington Mutual may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Washington Mutual has met its burden of establishing that Washington Mutual may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Washington Mutual may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Washington Mutual may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Washington Mutual may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Washington Mutual may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides Washington Mutual with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Washington Mutual omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

Sincerely,



Rebekah Toton
Attorney-Adviser

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